Exhibit 12

CPI INTERNATIONAL, INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
(dollars in thousands)	2009	2008	2007	2006	2005
EARNINGS CALCULATION:
Income before taxes	$23,248	$31,253	$34,251	$26,277	$22,810
Add Back: Fixed Charges	17,846	19,888	21,572	24,406	20,743
Calculated Earnings	$41,094	$51,141	$55,823	$50,683	$43,553

FIXED CHARGES CALCULATION (A):
Interest expense (B)	$16,979	$19,055	$20,939	$23,806	$20,310
Interest Expense portion of rental expense	867	833	633	600	433
	$17,846	$19,888	$21,572	$24,406	$20,743
RATIO: EARNINGS/FIXED CHARGES	2.30	2.57	2.59	2.08	2.10

(A) Fixed charges exclude capitalized interest; capitalized interest is zero.
(B) Includes normal debt issue amortization costs, but does not include loss on debt extinguishment.

INTEREST EXPENSE PORTION OF RENTAL EXPENSE:
Rental expense	2,600	2,500	1,900	1,800	1,300
Estimated Interest Cost	33%	33%	33%	33%	33%
Calculated total	867	833	633	600	433